Egan-Jones Ratings Company ("EJR")

Form NRSRO Annual Certification

Exhibit #3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

During the course of EJR's business activities, its analytical staff and other Associated Persons may attend meetings and discussions with issuers, arrangers, clients or potential clients and be exposed to material, non-public information (MNPI). MNPI may be obtained in various ways, including verbally, through physical documentation, and in electronic form. Pursuant to Rule 17g-4 and section 15(E) of the Exchange Act, the Firm is required to have policies tailored to the nature of its business which are reasonably designed to address the handling of MNPI by the EJR and/or its Associated Persons and prevent:

- The inappropriate dissemination within and outside EJR of MNPI obtained in connection with the performance of credit rating services;

- A person within EJR from purchasing, selling, or otherwise benefiting from any transaction in securities or money market instruments when the person is aware of MNPI obtained in connection with the performance of credit rating services that affects the securities or money market instruments; and

- The inappropriate dissemination within and outside EJR of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means.

Specifically, section 15(E)(g)(1) of the Exchange Act states: "Each nationally recognized statistical rating organization shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business of such nationally recognized statistical rating organization, to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by such nationally recognized statistical rating organization or any person associated with such nationally recognized statistical rating organization."

MNPI will be sequestered and not shared with members of the Firm who are not required to know. The Firm's Employees are prohibited from using, propagating, tipping, or in any other way passing MNPI on to any other persons other than the Firm's Compliance or Legal personnel. The Firm's Compliance Department will, on an at least annual basis, review the Firm's operations to identify potential exposure to MNPI and to review policies to address identified and emerging conflicts. At no time will the Firm or any member of the Firm discuss or disclose such information or perform any personal securities transactions related to MNPI until the MNPI is in the public domain.

How to Preserve the Confidentiality of Material Non-Public Information

The following are steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.

- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading on inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

In the event that an employee misuses or passes on MNPI, the Compliance Department will investigate the matter fully, assess the cause and seriousness of such infraction, determine an appropriate response and document all findings and responses.

At least annually, the Firm will conduct a compliance meeting / training session during which issues, procedures and policies related to the possession and use of MNPI will be discussed.

The Firm's Information Security shall provide effective control to prevent misuse of material, nonpublic information across all information technology systems. The Firm's employees are assigned unique Windows and email login credentials, and appropriate user's group and access rights based on their roles and responsibilities. After exiting EJR, the former employees' email accounts and other accesses rights shall be disabled promptly, and if applicable, incoming messages shall be redirected to the appropriate current employees. Current employees should not be able to use the former employees' email address for sending message.